UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of June 2023
Commission File Number: 001-36158
Wix.com Ltd.
(Translation of registrant’s name into English)
5 Yunitsman St.,
Tel Aviv, Israel
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __
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EXPLANATORY NOTE
Wix.com Ltd. (NASDAQ: WIX) (the “Company”) is furnishing this Current Report on Form 6-K on June 15, 2023, to report that Avishai Abrahami, the Company’s Co-founder and Chief Executive Officer, Nir Zohar, the Company’s President and Chief Operating Officer, and other members of the Board, including a trust associated with the family of Mark Tluszcz, the Company’s Chairman of the Board, have informed the Company that they have purchased an aggregate of over $3 million of the Company’s ordinary shares in open market transactions this week.
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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 15, 2023
WIX.COM LTD.
By: /s/ Naama Kaenan
Name: Naama Kaenan
Title: General Counsel